Exhibit 4.16

THIS CONSULTING AGREEMENT (the “Agreement”) is entered into at the City of Montreal, Province of Quebec as of the 1st day of January, 2006:

BY AND BETWEEN:	DYNASTY GAMING INC.,a corporation duly constituted under the laws of Canada, herein acting and represented by David Wolk and by Linda Lemieux, duly authorized as they so declare,

(the “Company”)

AND:	CADENCE COMMUNICATIONS INC.,a corporation duly constituted under the laws of Canada, herein acting and represented by Albert Barbusci, duly authorized as he so declares,

(the “Consultant”)

WHEREAS the Company is a holding company holding shares of subsidiaries that are primarily engaged in the business of developing, marketing and licensing Internet-based gaming software;

WHEREAS the Consultant has been providing management and consulting services to the Company for many years;

WHEREAS the Company wishes to continue to engage the Consultant in connection with its business operations subject to the terms and conditions set out herein; and

WHEREAS the Company and the Consultant desire to enter into this Agreement to record the terms of their agreement for 2006 and subsequent years.

NOW, THEREFORE, IN CONSIDERATION OF THE PREMISES AND OF THE MUTUAL COVENANTS AND AGREEMENTS HEREINAFTER SET FORTH, THE PARTIES HERETO; INTENDING LEGALLY TO BE BOUND, HEREBY AGREE AS FOLLOWS:

1.	PROVISION OF SERVICE

1.1	The Company hereby engages the Consultant to provide management services and expert advice and know-how with respect to

1.1.1	the management, administration and supervision of the Company’s business;

1.1.2	financing;

1.1.3	marketing and business promotion; and

1.1.4	strategic planning.

1.2	The Consultant hereby accepts such duties and responsibilities on the basis set forth hereinbelow.

2.	TERM

2.1	Unless otherwise terminated in accordance with the terms hereof, the term of this Agreement shall be for a period of five (5) years commencing as of the date hereof (the “Term”).

2.2
This Agreement may thereafter be renewed upon the mutual consent of the parties on such terms and conditions as mutually agreed. The parties agree to commence discussions regarding renewal one year prior to the end of the Term.

3.	CONSULTING FEE

3.1
In consideration for the services rendered by the Consultant, the Company shall pay the Consultant an annual fee of Two Hundred and Twenty-Five Thousand Dollars ($225,000) (“Base Fee”) payable in equal monthly installments of $18,750, plus applicable sales taxes, upon receipt of Consultant’s invoice.

3.2
In addition to the Base Fee, the Company shall pay to the Consultant an annual performance fee equal to two percent (2%) of the Company’s pre-tax profits as shown on its audited financial statements for each fiscal year of the Term (the “Performance Fee”), subject to a maximum Performance Fee equal to no more than the Base Fee for such year.

3.3
During the Term and any renewal thereof, the Company shall reimburse the Consultant in full for all reasonable and necessary business and travel expenses incurred by the Consultant and the Consultant’s employees at the request of the Company in connection with the performance of the services rendered hereunder upon presentation of written vouchers or expense statements.

4.	PERFORMANCE

4.1
The Consultant shall devote the necessary time, attention and resources to the provision of the services, principally via its key employee Albert Barbusci and via such other employees as the Consultant may designate from time to time.

4.2
The Consultant and the Company hereby acknowledge and agree that, as an independent contractor, the Consultant shall be responsible for its own expenses and for the acts and expenses of all its employees, unless otherwise specifically stated herein.

4.3
The Company acknowledges that the Consultant may act as consultant and provide services to other clients provided that such activities do not conflict or compete with the Company. The Consultant agrees and undertakes not to provide services to competitors of the Company.

5.	TERMINATION

5.1	Termination by the Company

5.1.1
In the event the Consultant or any of its employees is in breach of the confidentiality or non-competition provisions referred to in Sections 7 and 8 hereof, and following written notice from the Company of such breach the Consultant or its employee(s), as the case may be, fails to remedy such breach, or fails to take active steps satisfactory to the Company (as determined in its discretion) to cure such breach, within thirty (30) days of delivery of such notice, the Company shall be entitled, in its sole discretion, to forthwith terminate this Agreement without further notice or payment in lieu of notice, and the Company shall thereafter have no further obligation to the Consultant hereunder for any fee, bonus, incentive or benefit, except to pay any amount due and unpaid hereunder as of the date of such termination.

5.1.2
If the Consultant continuously fails to substantially perform its duties according to the terms of this Agreement, and fails to remedy such failure within thirty (30) days of delivery of notice to remedy such failure, the Company shall be entitled, in its sole discretion, to forthwith terminate this Agreement without further notice or payment in lieu of notice, and the Company shall thereafter have no further obligation to the Consultant hereunder for any fee, bonus, benefit or incentive, except to pay any amount due and unpaid hereunder as of the date of such termination.

5.1.3	The Company shall be entitled, in its sole discretion, to forthwith terminate this Agreement, without notice or payment in lieu of notice, if the Consultant or any of its employees:

5.1.3.1	is convicted of any criminal offence which would have a material adverse impact on the Consultant’s ability to perform its services hereunder or on the business of the Company;

5.1.3.2
is grossly negligent or acts in a manner constituting material misconduct (as determined by the Board of Directors of the Company, acting reasonably) or engages in self-dealing conduct in the performance of its duties hereunder, or engages in any criminal or dishonest act resulting or intended to result directly or indirectly in personal gain of the Consultant at the expense of the Company or its shareholders; or

5.1.3.3	wilfully engages in any act that is materially injurious to the Company or its shareholders, monetarily or otherwise;

and in any such case, the Company shall thereafter have no further obligation to the Consultant hereunder for any fee, bonus, incentive or benefit, except to pay any amount due and unpaid hereunder as of the date of such termination.

5.2	The Consultant may terminate this Agreement

5.2.1	upon thirty (30) days’ written notice to the Company in the event of:

5.2.1.1	any material breach by the Company of any provision of this Agreement;

5.2.1.2	a change in control of the Company;

5.2.1.3
the failure of any successor to the Company to assume in a writing delivered to the Consultant within fifteen (15) days of becoming the successor to the Company, the obligations of the Company hereunder; or

5.2.1.4	the removal or non-reappointment of the Consultant’s president from any executive position or office or from the Board of Directors of the Company; and

5.2.2	upon sixty (60) days written notice in all other cases.

5.3
For the purposes of this Agreement, “change of control” include situations where any one person or combination of persons holds a sufficient number of voting shares of a company to affect materially the control of the company, where such person or combination of persons did not previously hold a sufficient number of voting shares to affect materially the control of the company. In the absence of evidence to the contrary, any person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the company is considered to materially affect the control of the company.

5.4
Any party hereto who is not in default hereunder shall have the right to terminate this Agreement, or any renewal thereof, on written notice to the other party in the event of the occurrence of any of the following events of default by such other party (the “defaulting party”):

5.4.1	the insolvency of a party;

5.4.2	if any proceeding is instituted against a party under any bankruptcy, insolvency or moratorium law;

5.4.3	any assignment by a party of substantially all of its assets for the benefit of creditors; or

5.4.4	placement of a party’s assets in the hands of a trustee or receiver.

Termination shall occur automatically on the expiration of the five (5) business day-period following written notice by the non-defaulting party to the defaulting party in the situations referred to in paragraphs 5.4.1 to 5.4.4 hereof, unless the defaulting party has previously remedied the breach or condition permitting termination hereunder.

6.	COMPENSATION IN THE EVENT OF TERMINATION

6.1
In the event that this Agreement is terminated by the Company for a reason specified in subsection 5.1 or by the Consultant for a reason other than a reason specified in paragraph 5.2.1, the Company shall pay to the Consultant the following amounts:

6.1.1	any accrued but unpaid Base Fee and Performance Fee for the period up to the date of termination, as well as any accrued but unpaid expenses required to be reimbursed under this Agreement; and

6.1.2
all other amounts and benefits, if any, to which the Consultant may be entitled pursuant to plans, policies and arrangements of the Company, as determined and paid in accordance with the terms of such plans, policies and arrangements.

6.2
In the event that this Agreement is terminated by the Company other than for a reason specified in subsection 5.1, or by the Consultant for a reason specified in paragraph 5.2.1, the Company shall pay to the Consultant the following amounts:

6.2.1	any accrued but unpaid Base Fee and Performance Fee for the period up to the date of termination, as well as any accrued but unpaid expenses required to be reimbursed under this Agreement;

6.2.2
all amounts and benefits, if any, to which the Consultant may be entitled pursuant to plans, policies and arrangements of the Company, as determined and paid in accordance with the terms of such plans, policies and arrangements; and

6.2.3	an amount equal to the Consultant’s Base Fee (at the rate in effect as of the date of termination) for two (2) full years.

7. CONFIDENTIALITY

7.1
The Consultant hereby acknowledges that during the Term and any renewal thereof, the Consultant and its employees will have access to confidential information of the Company and its subsidiaries, including plans for future developments and information concerning costs, customers, potential customers, pricing and other business affairs of the Company and its subsidiaries and other information not available to the public or in the public domain (the “Confidential Information”). The Consultant covenants and agrees that except as required to perform its services to the Company, the Consultant will keep secret all Confidential Information and will not, directly or indirectly, either during the Term or thereafter, disclose or disseminate to anyone or make use of, for any purpose other than the fulfillment of his services hereunder, any Confidential Information. The Consultant agrees that it shall cause its employees to enter into a confidentiality agreement with the Company.

7.2	Notwithstanding subsection 7.1, the obligations of confidentiality and non-disclosure herein shall not apply to information that:

7.2.1	at the time of disclosure or thereafter becomes a part of the public domain through no fault of the Consultant;

7.2.2	is at the time of disclosure already in the possession of or becomes lawfully available the recipient on a non-confidential basis from a third party entitled to make such disclosures;

7.2.3
is required to be disclosed in virtue of any law, regulation, policy or order by any competent authority provided that the Consultant has given the Company five (5) days prior notice of such disclosure; or

7.2.4	is specifically released in writing by the Company from confidential status.

8.	NON-COMPETITION

8.1
The Consultant agrees that during the period while this Agreement, or any renewal thereof, is in effect and for a period of one (1) year thereafter, the Consultant shall not, without the prior written approval of the Board of Directors of the Company, directly or indirectly through any other person, firm or corporation, whether individually or in partnership or in conjunction with any other person, or as an employee, agent, representative, partner or holder of any interest in any other person, firm, corporation or other association, carry on or be engaged in or concerned with or interested in or advise, lend money to, or guarantee the debts of, or permit the Consultant’s name to be used by, a business of an identical or similar nature to that carried on by the Company or its subsidiaries, including, without limitation, the business involved with the Mahjong game, in the territories where the Company carries on such business at the time that this Agreement is terminated. The Consultant agrees that it shall cause its key employees to enter into a non-competition agreement with the Company.

8.2	Nothing in the foregoing shall prohibit the Consultant or its employees from engaging in any business that does not compete with the Company or its subsidiaries.

9.	ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES OF THE CONSULTANT

9.1
The Consultant represents and warrants to the Company that the execution and performance of this Agreement does not and will not cause a breach of any agreement or undertaking to which the Consultant is a party.

9.2
The Consultant hereby acknowledges that a breach of the provisions of this Agreement and particularly, but without limitation, a breach of the provisions set forth in Sections 7 and 8 hereof, will cause serious and irreparable injury to the Company which breach by the Consultant cannot be adequately remedied by damages and, as a consequence, the Consultant hereby agrees that in the event of a breach of Sections 7 or 8 of this Agreement by the Consultant, injunctive relief, interim, provisional, interlocutory and permanent, shall be an appropriate remedy for the Company without prejudice to any other rights or remedies including damages which may otherwise be available to the Company; it being agreed that the rights and remedies herein provided shall be cumulative and not alternative; and any waiver by the Company of the strict observance or performance of the terms of this Agreement and any indulgence granted by the Company shall be deemed not to be a waiver of any subsequent default.

9.3
The Consultant covenants and agrees with the Company that it will fully and freely (and without expense to the Company) communicate to the Company and hereby waives its moral rights in and assigns to the Company, all discoveries, concepts, inventions or improvements, whether patentable or not, made, discovered, conceived, invented or improved by the Consultant or any of its employees as well as any ideas, plans, concepts, copyrightable materials, copyrights, trademarks, trade dress and any other intellectual property conceived or created by the Consultant (hereinafter collectively called the “IP Rights”) during the period commencing on the date hereof and ending on the termination of the Term and in any way relating to any process, formula, plan, skill, method of advertising, marketing, research, equipment, device, or method of doing business, developed or being developed, made, used, sold or installed by or made known to the Consultant during the Term of this Agreement or resulting from or suggested by any work which the Consultant may do for the Company at the request of the Company and relating to any business carried on or proposed to be carried on by the Corporation, the Consultant agrees that it will at the expense of the Company at all times assist the Company or its assignees or their nominees in every way to protect the rights of the Company hereunder and to vest in the Company or its assignees the entire right, title and interest, including, without limitation, the copyright, in and to any and all of the IP Rights and that it will not disclose to any person, firm or company or use any such IP Rights for its own purposes or for any purposes other than those of the Company.

10.	ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES OF THE COMPANY

10.1	The Company hereby represents and warrants that:

10.1.1
the Company is a duly incorporated and subsisting corporate entity under the Canada Business Corporations Act and has all the necessary power, authority and capacity to enter into this Agreement and to carry on its business as now conducted, and to own its property and assets;

10.1.2	the Company has all requisite corporate power and authority to carry out its obligations under this Agreement;

10.1.3	this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms;

10.1.4
the Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec, and is in good standing with the securities regulatory authorities in each of these jurisdictions, the Company further undertaking that it will use its reasonable efforts to maintain such status as a reporting issuer or the equivalent thereto;

10.1.5
the Company’s common shares are listed on the TSX Venture Exchange, and the Company has complied at all times with and is not in breach of any of the policies of said exchange including any securities legislation applicable to it, the Company further undertaking that it will use its reasonable efforts to maintain such listing;

10.1.6
that all information and documentation (including, without limitation, all financial statements) provided or to be provided by the Company to the Consultant is and will be true and accurate in all material respects.

11.	INDENINIFICATION

11.1	Subject to the provisions hereof, the Company shall:

11.1.1
indemnify and save the Consultant and its employees harmless from any liability or injury to persons or damage to property by reason of any cause as a result of the performance of this Agreement by the Consultant;

11.1.2
indemnify and reimburse the Consultant upon demand for any money or property that the latter is required to pay out for any reason whatsoever, whether the payment is for operating expenses or any other charges or debts incurred or assumed by the Consultant, or judgments, settlements or expenses in defense of any claim, civil or criminal action, proceeding, charge or prosecution made, instituted or maintained against the Consultant or the Company jointly and severally affecting or as a result of the performance of this Agreement by the Consultant; and

11.1.3
defend promptly and diligently, at the Company’s expense, any claim, action or proceedings brought against the Consultant and/or its employees or the Company jointly and severally arising out of or connected with any of the foregoing, and to save harmless and fully indemnify the Consultant and/or its employees from any judgment loss or settlement on account thereof regardless of the jurisdiction in which any such claims, actions or proceedings may be brought.

11.2
The Company agrees that throughout the Term of this Agreement acid any renewal thereof, it shall subscribe for and maintain, at its expense, adequate liability insurance in order to cover any possible claims against the Consultant for which it may be entitled to be indemnified pursuant to this Section 11.

11.3
Notwithstanding the foregoing, the Company shall not be liable to indemnify and save the Consultant or its employees harmless from any such liability which results from acts of omission or commission committed by the Consultant or its employees outside the scope of this Agreement or the gross negligence or willful misconduct of the Consultant or its employees.

12.	NOTICE

12.1
Any notice authorized or required to be given or made by or pursuant to this Agreement shall be made in writing and either personally delivered or mailed by registered mail, postage prepaid to the following addresses:

12.1.1	In the case of the Company: DYNASTY GAMING INC.
759 Square Victoria, Suite 300
Montreal, Quebec H2Y 2J7

Attention: Board of Directors

12.1.2	In the case of the Consultant: CADENCE COMMUNICATIONS INC.
759 Square Victoria, Suite 300
Montreal, Quebec H2Y 2J7

Attention: President

or such other address as either party may designate in writing from time to time.

13.	INTERPRETATION

13.1
This Agreement contains the entire agreement of the parties hereto and any and all previous agreements, written or oral, between the parties hereto or on their behalf, relating to the engagement of the Consultant by the Company, are hereby terminated and cancelled. Except as otherwise provided for herein, no amendment or variation of any of the provisions of this Agreement shall be valid unless made in writing and signed by each of the parties hereto. (For greater certainty, this Agreement does not cancel or replace any agreement between the Company and any employee of the Consultant.)

13.2	All dollar amounts referred to in this Agreement are in Canadian funds.

13.3
The provisions of this Agreement shall enure to the benefit of and be binding upon the parties hereto and their permitted successors and assigns. This Agreement shall not be assigned by the Consultant.

13.4	Headings are included in this Agreement for convenience of reference only and are not intended to be full or accurate description of the contents thereof.

13.5
If any provision or part of any provision of this Agreement, or the application of any such provision or part of such provision to any person or circumstance, shall be held invalid, null, void, illegal or unenforceable, the remainder of this Agreement, or the application of such provision to any person or circumstance other than those as to which it is held invalid, null, void, illegal or unenforceable shall not be affected thereby.

13.6
No provision of this Agreement shall be deemed to be waived as a result of the failure of either of the parties to require the performance of any term or condition of this Agreement or by other course of conduct.

13.7	This Agreement shall be governed by the laws of the Province of Quebec.

14.	LANGUAGE

14.1
The parties hereto have required that this Agreement and related documents be drafted in the English language. Les parties aux présentes ont exigé que ce contrat et les documents y afférents soient rédigés dans la langue anglaise.

IN WITNESS WHEREOF the parties hereto have executed this Agreement at the place and as of the date first hereinabove mentioned.

DYNASTY GAMING INC.

By:	/s/ David Wolk
Per: David Wolk

/s/ Linda Lemieux
And per: Linda Lemieux

CADENCE COMMUNICATIONS INC.

By:	/s/ Albert Barbusci
Per: Albert Barbusci